SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. )*



                       Telefonica of Argentina Inc.

                             (Name of Issuer)

     American Depositary Shares representing Class B Ordinary Shares

                      (Title of Class of Securities)

                                879378206

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital Guardian Trust Company
     95-2553868

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     The persons making this filing are affiliated entities;       (a)
     however, they disclaim membership in a group for all
     purposes other than making this joint filing.                 (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California


              5   SOLE VOTING POWER

                  17,951,000


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  21,907,000
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,907,000   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     2.4%


 12  TYPE OF REPORTING PERSON*

     BK


                  *SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital International, Inc.
     95-4154361

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     The persons making this filing are affiliated entities;       (a)
     however, they disclaim membership in a group for all
     purposes other than making this joint filing.                 (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California


              5   SOLE VOTING POWER

                  26,510,190


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  109,829,190
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     109,829,190   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.0%


 12  TYPE OF REPORTING PERSON*

     IA


                  *SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Emerging Markets Growth Fund, Inc.
     95-4026510

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     The persons making this filing are affiliated entities;       (a)
     however, they disclaim membership in a group for all
     purposes other than making this joint filing.                 (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland


              5   SOLE VOTING POWER

                  83,319,000


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  NONE
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     83,319,000


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.1%


 12  TYPE OF REPORTING PERSON*

     IV


                  *SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital International S.A.


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     The persons making this filing are affiliated entities;       (a)
     however, they disclaim membership in a group for all
     purposes other than making this joint filing.                 (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Geneva, Switzerland


              5   SOLE VOTING POWER

                  1,599,000


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  1,599,000
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,599,000   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.2%


 12  TYPE OF REPORTING PERSON*

     IA


                  *SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital International Limited


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     The persons making this filing are affiliated entities;       (a)
     however, they disclaim membership in a group for all
     purposes other than making this joint filing.                 (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom


              5   SOLE VOTING POWER

                  1,267,000


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  1,267,000
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,267,000   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.1%


 12  TYPE OF REPORTING PERSON*

     IA


                  *SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No.

Item 1(a)   Name of Issuer:
       Telefonica of Argentina Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
       Tucuman 1, Piso 18
       1049-Buenos Aires
       Argentina

Item 2(a)   Name of Person(s) Filing:
       Emerging Markets Growth Fund, Inc. , Capital Guardian Trust Company, Capital International, Inc., Capital International S.A. and Capital International Limited

Item 2(b)   Address of Principal Business Office:
       11100 Santa Monica Boulevard
       Los Angeles, CA  90025

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       American Depositary Shares representing Class B Ordinary Shares

Item 2(e)   CUSIP Number:
       879378206

Item 3   The person(s) filing is(are):

       (b)   [X]   Bank as defined in Section 3(a)(6) of the Act.
       (d)   [X]   Investment Company registered under Section 8 of the
            Investment Company Act.
       (e)    [X]   Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940.

Item 4   Ownership

       The persons making this filing are affiliated entities; however, they disclaim membership in a group for all purposes other than making this joint filing.

       Emerging Markets Growth Fund, Inc. , an investment company registered under the Investment Company Act of 1940, which is advised by Capital International, Inc., is the beneficial owner of 83,319,000 shares or 9.1% of the Class B shares believed to be outstanding.

       Capital Guardian Trust Company, a bank as defined in Section 3(a)6 of the Act is deemed to be the beneficial owner of 21,907,000 shares or 2.4% of the Class B shares believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

       Capital International, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 109,829,190 shares or 12.0% of the Class B shares believed to be outstanding as a result of acting as investment adviser to various investment companies and institutional accounts.

       Capital International S.A. is deemed to be the beneficial owner of 1,599,000 shares or 0.2% of the Class B shares believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

       Capital International Limited is deemed to be the beneficial owner of 1,267,000 shares or 0.1% of the Class B shares believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

       Shares reported by Capital Guardian Trust Company, Capital International Limited, Capital International, Inc., and Capital International S.A. include 2,190,700, 126,700, 10,217,450 and
       153,100 American Depositary Shares respectively, representing 21,907,000, 1,267,000, 102,174,470, and 1,531,000 shares of the
       Class B Ordinary Shares.

Item 5   Ownership of 5% or Less of a Class: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
       Company: N/A

Item 8   Identification and Classification of Members of the Group:

       1.
          Capital International, Inc. serves as investment adviser to Emerging Markets Growth Fund, Inc. , an investment company registered under the Investment Company Act of 1940.

       2.
          Capital Guardian Trust Company is a bank as defined in Section 3(a)(6) of the Act and a wholly owned subsidiary of The
          Capital Group Companies, Inc.

       3.
          Capital International Research and Management, Inc. dba
          Capital International, Inc. is an Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940 and is a wholly owned subsidiary of Capital Group
          International, Inc. which is a wholly owned subsidiary of The Capital Group Companies, Inc.

       4.
          Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc. which is a wholly owned subsidiary of The Capital Group Companies, Inc.

       5.
          Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc. which is a wholly owned subsidiary of The Capital Group Companies, Inc.


Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          February 8, 1999 (For the period ended
                       December 31, 1998)


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Vice Chairman

                       Emerging Markets Growth Fund, Inc.


        Date:          February 8, 1999 (For the period ended
                       December 31, 1998)


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Chairman

                       Capital Guardian Trust Company


        Date:          February 8, 1999 (For the period ended
                       December 31, 1998)


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Vice Chairman

                       Capital International, Inc.

        Date:          February 8, 1999 (For the period ended
                       December 31, 1998)


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, President du Conseil

                       Capital International S.A.


        Date:          February 8, 1999 (For the period ended
                       December 31, 1998)


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Vice Chairman

                       Capital International Limited




        *By

               Michael J. Downer
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital
               Guardian Trust Company on February 8, 1999 with respect to Acclaim Entertainment, Inc.

                               AGREEMENT

                            Los Angeles, CA
                            February 8, 1999

  Emerging Markets Growth Fund, Inc. ("EMGF"), Capital Guardian Trust Company ("CGTC"), Capital International, Inc. ("CII"), Capital International S.A. ("CISA"), Capital International Limited ("CIL") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of American Depositary Shares issued by Telefonica of Argentina Inc.

  EMGF, CGTC, CII, CISA, CIL state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  EMGF, CGTC, CII, CISA, CIL are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 EMERGING MARKETS GROWTH FUND, INC.

                 BY:              *David I. Fisher

                                   David I. Fisher, Vice Chairman
                                   Emerging Markets Growth Fund,
                                   Inc.


                 CAPITAL GUARDIAN TRUST COMPANY

                 BY:              *David I. Fisher

                                   David I. Fisher, Chairman
                                   Capital Guardian Trust Company


                 CAPITAL INTERNATIONAL, INC.

                 BY:              *David I. Fisher

                                   David I. Fisher, Vice Chairman
                                   Capital International, Inc.


                 CAPITAL INTERNATIONAL S.A.

                 BY:              *David I. Fisher

                                   David I. Fisher, President du
                                   Conseil
                                   Capital International S.A.


                 CAPITAL INTERNATIONAL LIMITED

                 BY:              *David I. Fisher

                                   David I. Fisher, Vice Chairman
                                   Capital International Limited

*By

     Michael J. Downer
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Guardian Trust Company on February 8, 1999 with respect to Acclaim Entertainment, Inc.